

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

<u>Via E-Mail</u>
Robert DelVecchio
Chief Executive Officer
Assured Pharmacy, Inc.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034

> **Re:     Assured Pharmacy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 5, 2012**
> **File No. 333-181361**

Dear Mr. DelVecchio:

   We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 5</u>

1. In your initial registration statement filed May 11, 2012, you included a separate risk factor relating to payment obligations under your purchase agreement with TPG, L.L.C., the potential for defaulting on these obligations, and how the failure to meet your payment obligations could result in material adverse effect on your business, operating results and financial condition.  It appears that this discussion has been removed from the risk factor disclosure in your amended registration statement.  While we note that your payment obligations to TPG appear to have been extended until July 2013, it appears that your ability to meet your payment obligations continues to represent a material risk to the company in light of your current financial condition.  Please revise your risk factor disclosure to reinstate this risk factor and include a discussion of your efforts to restructure and extend the terms of the payment obligations under your agreement with TPG.

Consolidated Financial Statements
General

2. Please identify all interim financial statements and related footnote disclosures as "unaudited." For example, the columns for the three months ended March 31, 2011 in your consolidated statement of operations and consolidated statement of cash flows and related information in footnotes 9 and 10 appear to indicate that these periods were audited. In addition please label each of the transactions during the first quarter of 2012 in your consolidated statements of stockholders' deficit as unaudited, as well as the remainder of the information presented in your financial statement footnotes for the interim periods in 2012 and 2011.

3. We acknowledge your response to prior comment 23. Please revise your footnote disclosures with tabular details of balance sheet accounts or summaries of periodic activity to provide the appropriate details as of March 31, 2012 or for the quarters ended March 31, 2012 and 2011, respectively. Please label these columns as unaudited. At a minimum, please update notes 2 through 7.

Notes to Consolidated Financial Statements
Goodwill, page F-12

4. Please refer to prior comment 25. We continue to have difficulty in understanding the basis for your conclusion that no goodwill impairment existed at December 31, 2011 and 2010. Please demonstrate to us how the carrying amount of your reporting unit has an amount greater than zero, when you had stockholders' deficits of $1.3 million and $3.3 million at December 31, 2010 and 2011, respectively. Please ensure that your response addresses each of the following items and references the authoritative literature you relied upon to support your accounting:

- Please confirm that you have one reporting unit or tell us how many reporting units you have and how identified them.
- If you have more than one reporting unit, please tell us the reporting unit or units to which you assigned goodwill, the amounts assigned and how you determined those amounts at December 31, 2010 and 2011.
- If you have more than one reporting unit, please tell us the carrying amount of each of the reporting units at December 31, 2010 and 2011 and reconcile the total of these amounts to your consolidated stockholders' deficit at each date.
- Although you represent that you did not identify an event or circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount, please tell us why the trend in your net losses and net cash used in operating activities and your inability to meet obligations to repay debt securities of $2,799,526 or fund expected negative cash flows from operations in 2012 do not appear to be such events.

- Please provide us with an analysis that shows how you determined reporting unit fair value, including the cash flow assumptions. In particular, explain how you determined the assumptions for patient projections and store specific trends and other growth and profit related assumptions. Where these assumptions differed significantly from those reflected in your historical results, explain your basis for concluding they were reasonable for purposes of your impairment evaluations. Also, given your current financial condition and operating history, please explain why use of a discount rate, equivalent to a weighted average cost of capital "based on industry standards for an entity of this size" was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Rosenthall at 202-551-3674 or Bryan Pitko at 202-551-3203 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc:  Chad J. Weiner
     Quarles & Brady LLP